Sichenzia Ross Friedman Ference LLP

61 Broadway   New York NY 10006
Tel 212 930 9700 Fax 212 930 9725   www.srff.com

October 2, 2007

Janice McGuirk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re: Tradings.Net, Inc.
        Amendment No. 1 to Offering Statement on Form 1-A
        Filed June 29, 2007
        File No. 24-10180

Dear Ms. McGuirk:

This firm represents Tradings.Net, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's amended Offering Statement on Form 1-A. Below please find our responses to your June 13, 2007 comment letter:

Part I. — Notification

1.   In Item 1(e), please name the individuals considered the beneficial owners of the securities held of record by the entities listed in 1(d). Also, provide this information in the offering circular under Item 10.

      Response

      We have made the appropriate revisions to provide the names of the individuals who have voting and dispositive rights over the securities held of record by the entities listed.

2.   Please amend item 4(b) to indicate the exemption from registration relied upon in New York and New Jersey.

      Response

      Item 4(b) has been amended to indicate that a registration will be filed in the State of New York and the exemption from registration being relied upon for the State of New

Jersey.

Part II. Offering Circular

General

3. Throughout the offering circular, you refer to the offering as being registered with the Commission or you refer to the registration statement. Please correct all of these references.

    Response

    We have revised the offering circular to remove references to the offering being registered with the Commission and references to the document as a registration statement.

Item 2. Distribution Spread

4. Please revise to provide all of the information required by Item 2. of Offering Circular Model B to the Form 1-A.

    Response

    We have revised the offering circular to provide the information required by Item 2. of Offering Circular Model B to the Form 1-A.

Risk Factors

5. The heading to the risk factor "This offering is being made on a best efforts, no minimum basis . . ."does not appear correct. Please revise or advise.

    Response

    We have revised the heading of this risk factor.

Plan of Ditribution

The Offering, page 7

6. Please define the term, "good funds" as used in the third paragraph.

    Response

    We have revised the offering circular to remove reference to "good funds."

7.   The information under "Blue Sky Restrictions on Resale" does not appear correct as the issuer will not become a reporting company upon qualification of the offering statement. Further, as noted above, the offering is not made under a registration statement. Please revise.

Response

The Company never claimed that they would become a reporting company upon qualification of the offering statement, but merely used this as an example of a Blue Sky exemption. Nonetheless, we have revised the offering circular to remove this example.

Item 6. Description of Business

Product Sourcing and Distribution, page 11

8.   We note that you have no agreements with the warehouses. Please add a risk factor if this represents a material risk, or advise.

Response

The arrangements with the warehousing facilities utilized by the Company are not material. Furthermore, there is no material risk, since the warehouse facilities utilize by the Company can be easily replaced.

Management's Discussion and Analysis

Liquidity and Capital Recourses, page 13

9.   Please refer to prior comment 13. Please expand your discussion of liquidity and capital resources to address the how the company plans to fund repayment of the notes payable due August 15, and November 15, 2007.

Response

We have revised the discussion provided to disclose that the terms of these notes have been renegotiated and new notes have been issued in replacement.

10.   In the initial paragraph, please identify the two parties referred to in line 3 thereof.

Response

The initial paragraph has been revised to identify the two parties referred to in line 3.

11.   Please file the notes as exhibits to the offering statement as required by the Form 1-A.

<u>Response</u>

All of the relevant notes have been filed as exhibits to the offering statement.

12.   The second paragraph should be expanded to disclose the current amount of funds available under the bank lines of credit, as well as all of the principal terms of the lines. Also, please file the lines of credits as exhibits.

<u>Response</u>

The second paragraph has been revised to provide disclosure with respect to the Company's current line of credit. However, there was no formal agreement which can be filed as an exhibit. The Company obtained this line of credit through an electronic application and approval process and a copy of the relevant agreement terms were never generated, but attached hereto is an engagement transmittal provided by Bank of America with respect to this line of credit.

13.   Define the term "hard order" as it is used in paragraph three.

<u>Response</u>

The third paragraph has been revised to provide a definition for the term "hard order."

<u>Result of Operations</u>

<u>Years Ended December 31, 2006.... page 14</u>

14.   Expand the second paragraph to provide some detail with respect to "some large orders". What was the dollar amount? Were these sales made to repeat customers?

<u>Response</u>

The second paragraph has been expanded to provide some more detail with respect to the "large orders" disclosed by the Company.

<u>Item 7. Description of Property</u>

<u>Facilities. Page 17</u>

15.   Please clarify whether the $6,500 paid for rent is a monthly or annual amount, provide the square footage or the approximate dimensions of the space rented, and insure that all of the material provisions of the lease agreement are addressed here.

4

Response

We have revised the disclosure to insure that the material provisions of the lease agreement have been addressed.

Item 9. Remuneration of Directors and Officers. Page 18

16. Please provide disclosure based on Item 9 of Offering Circular Model B. This information should be presented for each of the three highest paid persons and for all officers and directors, as a group.

    ### Response

    We have revised the offering circular to replace the executive compensation disclosures previously provided with a disclosure based on Item 9 of Offering Circular Model B

Item 11. Interest of Management and Others. . . page 20

17. Please update to show the current balance outstanding to each of the three individuals listed. Also, please indicate when the company plans to repay these loans.

    ### Response

    The current balance under these loans has not changed and we have expanded the disclosure to indicate the Company's plans for repayment of these loans.

18. If the company plans to repay these loans with some of the proceeds from this offering, please make this clear. In this regard, we note the category "Pay down of short term debt" in the "Use of Proceeds" table on page 9.

    ### Response

    We revised this disclosure to clarify that depending on the amount raised in the offering, the Company may use proceeds of this offering to repay these outstanding loans.

Financial Statements, page 25

19. The financial statements and related disclosures of the issuer should be updated to date that is within 6 months prior to qualification of the offering statement, as required by Part F/S of Form 1-A. Please revise.

    ### Response

    The financial statements provided with the amended Offering Statement on Form 1-A have been updated.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,



Yoel Goldfeder